

DIVISION OF CORPORATION FINANCE
MAIL STOP 3537

October 19, 2007

Mail Stop 3537

Mr. David F. Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312

> **Re: Gulfstream International Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 3, 2007**
> **File No. 333-144363**

Dear Mr. Hackett:

We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment 3 and the statement that you conducted your operations under an OFAC license until 2003, at which time you transferred the Cuba charter operation to GAC. Advise us if licenses are required for Gulfstream's Cuba-related operations and, if so, whether Gulfstream has since 2003 maintained licenses for the Cuba-related operations, which include providing GAC the "use of its aircraft, flight crews, the Gulfstream name,

insurance, and service personnel, including passenger, ground handling, security, and administrative."

2. Please expand your response to prior comment 3 to briefly describe your regulatory compliance programs that cover operations and contacts associated with Cuba.

Prospectus Summary

3. Reference is made to the last paragraph on page 1. Please revise your disclosure to indicate that your revenue and net income amounts for fiscal 2006 are on a pro forma basis.

Risk Factors, page 8

4. Reference is made to the first paragraph on page 19. Please correct your statement that the 210,324 shares of common stock were issuable upon exercise of stock option outstanding as of October 1, 2007, at an exercise price of $5 per share rather than "at an exercise price equal to the public offering price of this offering…."

Management's Discussion and Analysis, page 28

5. Please revise your Results of Operations section to include an introductory paragraph which explains that the results of operations for the periods ended June 30 and December 31, 2006 are presented on a pro forma basis and that the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction. Further, your statement should also address the fact that such presentation does not comply with generally accepted accounting principles and is being made solely to explain changes in results of operations for the periods presented in the financial statements. Additionally, any changes in results of operations resulted from the acquisition transaction (i.e. increased depreciation and amortization, increased interest expense, etc.) should be clearly explained and quantified in your narrative.

6. Further, revise your table on page 33 with respect to Airline Operating Expenses to clearly indicate that information provided for the six months ended June 30, 2006 is on a pro forma basis. We do not consider your current presentation to be acceptable.

Debt and Other Contractual Obligations, page 41

7. We note your response to our prior comment 20 and your revised disclosure on page 42. In this regard, please also quantify the impact to your future operations if the lease associated with your maintenance hanger is not renewed.

Critical Accounting Policies

Stock-Based Compensation, page 45

8. Along with your revised disclosure on page 45, please also provide the following information as previously requested and outlined in paragraph 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held- Company Equity Securities Issued as Compensation:"

- A discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of your stock options as of the date of each grant and the estimated IPO price
- The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

Unaudited Pro Forma Financial Statements, page P-1

9. Reference is made to footnote (4) on pages P-2 and P-4. Please revise your disclosures to show your calculation of the pro forma interest expense adjustment, including any amortization of deferred issue costs and debt discounts for each of the respective periods.

10. We note your response to our prior comment 13, but do not believe you have been fully responsive. In this regard, we note that for purposes of estimating the pro forma weighted average shares outstanding for the six months period ended June 30, 2006 you used the actual weighted average shares for the 2007 period. Your pro forma weighted average shares for the six month ended June 30, 2006 should not include equity securities issued subsequent to June 30, 2006 unless they were issued as part of the acquisition of Gulfstream and the Academy (the transaction that the pro forma information is giving effect to). Please revise accordingly.

11. Additionally, your method and assumptions should be clearly disclosed with enough detail so a reader can determine how the pro forma basic and diluted weighted average shares outstanding for the six months period ended June 30, 2006 and year ended December 31, 2006 are calculated. Please revise your disclosure accordingly.

12. Reference is made to footnote 6 for the year ended December 31, 2006 on page P-4. Please tell us why the actual dilutive effect of warrants issued with subordinated debentures of 35,846 is greater than the pro forma amount of 27,113. It would appear if the pro forma amount is reflecting these warrants outstanding as of January 1, 2006 rather than as of March 14, 2006 (as reflected in the actual amount) that the pro forma effect should be greater. As part of your response please address this inconsistency.

13. Reference is made to footnote 6 on page P-3 and P-4. Please disclose and tell us why the actual and pro forma dilutive effect of the stock options for the period ended June 30, 2006 is greater than that of the year ended December 31, 2006. It would appear, since the year ended December 31, 2006 is a longer period of time than the six month period ended June 30, 2006, that the actual and pro forma dilutive effect of the stock options for the fiscal year ended December 31, 2006 should be greater than that of the period ended June 30, 2006. Please advise or revise accordingly.

14. Reference is made to footnote 6 and page P-3 and P-4. Please explain and disclose why you reflect a dilutive effect related to stock options and warrants (i.e. options and warrants were in the money) when, based on your response to our prior comment 33, your common stock was valued at $5 per share at each reporting date, which equals the strike price of all stock options and warrants outstanding at each reporting date. Please advise or revise accordingly. Similarly, tell us and revise the disclosures to your financial statements for the year ended December 31, 2006 and six month ended June 30, 2007 to address the reason(s) for the dilutive effect of the stock options and warrants when the strike prices were equal to the fair market value of the common stock at each reporting date.

15. We note your response to our prior comment 14 and do not agree with your response. Since you will be using the proceeds of the offering transaction to redeemed $3.3 million 12% subordinated debentures, which are significant to your financial statements, we believe that you should revise your filing to provide the revised disclosures specified in our prior comment 14, as previously requested.

Financial Statements

December 31, 2004, 2005 and 2005

General

16. We note from your revised consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 that several numbers were revised and changed from your previously filed balance sheet (i.e. prepaid expenses, deferred tax assets, account payable and accrued expenses, engine return liabilities – current and long-term, additional paid-in capital and retain earnings) and statements of operations (i.e. maintenance and provision for income taxes). In this regard, please provide us with a table which summarizes each change, supported with footnote disclosure describing the nature and the extent of the change. Also, tell us why you did not consider these changes errors, supported with your facts and circumstances. If these are financial statement errors, please

revise the notes to your financial statements in accordance with paragraph 37 of APBO No. 20 or paragraph 26 of SFAS No. 154, as applicable, to accurately disclose the nature and extent of the error that was made in the financial statements. We may have further comment after receipt of your response.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-16.

17. We note your response to our prior comment 55. In this regard, please disclose the reason why the amounts in excess of FDIC limits are greater than that of your cash balance, similar to your response to our prior comment 55.

Revenue Recognition, page F-17

18. We note your response to our prior comment 57 and your revised disclosure on page F-17, but do not believe you have been fully responsive to our prior comment 57. In this regard, we note that your passenger revenue recognition policy has changed, and that you recognize passenger revenue as it is reported to the Company through Continental. We expect and it is required that you recognized revenue in accordance with SAB 104 and disclose how your revenue recognition policy adheres to this guidance, which includes describing your policy on adjustments that relate to differences between statistical estimates of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than original sales prices. Your broad statement that you "recognize revenue as it is reported to the Company through Continental" does not disclose how this revenue recognition policy is in accordance with SAB 104 and other relevant U.S. GAAP guidance. Please revise accordingly.

Frequent Flyer Awards, page F-18

19. We note your response to our prior comment 58. In this regard, please enhance your disclosure and describe from whom you receive the revenue related to these redeemed travel awards and how the related sales price is determined, similar to your response to our prior comment 58.

Note 2. Acquisition, page F-21

20. We note your response to our prior comment 61, but do not believe you have been fully responsive. In this regard, as previously requested, please disclose in your filing the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in this acquisition, which

resulted in significant amounts of goodwill. Refer to paragraph 51(b) of SFAS No. 141 for guidance.

Note 9. Engine Return Liability, page F-26

21. We note from your disclosure that you expect to pay approximately $800,000 for work not covered by the engine services agreement. In this regard, we noticed that you increased your engine return liability balance by $800,000 from the balance that was previously reported as of December 31, 2006, and did not charge this amount to your statement of operations for the year ended December 31, 2006. It appears from your revised financial statements that you allocated the $800,000 between all predecessor periods presented in your statements of operations. Please explain to us and disclose your basis for your accounting treatment associated with the $800,000 excess liability. Also, tell us when you were made aware of this excess liability. We may have further comment after receipt of your response.

Note 13 Stock Options, page F-29

22. Reference is made to your revise disclosure on page F-29.   Along with your revised stock options disclosure on page F-29, please also provide the following information as previously requested and outlined in paragraph 179 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held- Company Equity Securities Issued as Compensation:"

- Disclose the fair value of the underlying common stock at each stock option grant date
- Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective
- If the valuation specialist was a related party, a statement indicating that fact

23. Please also provide the aforementioned disclosures for your interim period ended June 30, 2007 in the notes to your interim financial statements.

Note 17. Related-Party Transactions, page F-33

24. We note your response to our prior comment 74. In this regard, we note that GIA receives a fee equal to 75% of the net income generated by GAC and provides most services for GAC to operate in its line of business. Please tell us how you evaluated or evaluate your relationship with GAC for purposes of considering the impact of FIN 46(R). It appears the GAC may qualify as a variable interest entity and since it appears that you receive the majority of net income generated by GAC or the expected residual returns, you may be considered the primary beneficiary, which may require you to consolidate GAC as outlined in FIN 46(R). Please advise accordingly. Also please tell us and disclose what your expenses /

costs incurred were (for each period presented) for providing aircraft, flight crews, the Gulfstream name, insurance, service personal, and any other services to GAC. We may have further comment upon receipt of your response.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Jaramillo at (202) 551-3212 or, in his absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or, in her absence, me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: J. Jaramillo
       L. Nguyen
       J. Yu

       via facsimile
       Donald E. Figliulo, Esq. and C. Brendan Johnson, Esq.
       Bryan Cave LLP
       (312) 602-5050